Exhibit 99.1

INSERTING and REPLACING Alpha Holdings Sends Open Letter to OncoSec
Stockholders Answering Questions on Proposed Financing

Details Superior Offer to Provide $39.3 Million of Total Value to OncoSec

Continues to Urge Stockholders to Vote on BLUE Proxy Card Against China Grand Takeover

Encourages Stockholders Who Voted “AGAINST” on the Company’s White Card to Re-Submit Votes Using Alpha’s BLUE Proxy Card Instead

January 15, 2020 12:38 PM Eastern Standard Time

SEONGNAM, South Korea--(BUSINESS WIRE)--Insert new paragraph after the 1st paragraph under the “ADDITIONAL INFORMATION AND WHERE TO FIND IT” section of the release.

The corrected release reads:

ALPHA HOLDINGS SENDS OPEN LETTER TO ONCOSEC
STOCKHOLDERS ANSWERING QUESTIONS ON PROPOSED FINANCING

Details Superior Offer to Provide $39.3 Million of Total Value to OncoSec

Continues to Urge Stockholders to Vote on BLUE Proxy Card Against China Grand Takeover

Encourages Stockholders Who Voted “AGAINST” on the Company’s White Card to Re-Submit Votes Using Alpha’s BLUE Proxy Card Instead

Alpha Holdings, Inc. (KOSDAQ: 117670) (“Alpha”), the largest stockholder of OncoSec Medical Incorporated (NASDAQ: ONCS) (“OncoSec”), with an approximate 15.1% ownership stake, has sent a letter to OncoSec stockholders providing more details on their proposed financing offer and urging them to vote on the BLUE proxy card “AGAINST” the proposed takeover of OncoSec by China Grand Pharmaceuticals and Healthcare Holdings (“CGP”) and Sirtex Medical US Holdings, Inc. (“Sirtex”), an affiliate of GCP (together, “China Grand”).

Alpha Holdings stated: “If you want Alpha’s offer, you must vote AGAINST the China Grand Takeover on Alpha’s BLUE proxy card. DO NOT VOTE THE WHITE CARD.”

Alpha continued: “If you have already voted on the WHITE card or on both cards, please contact Alpha’s proxy solicitors, Okapi Partners at (212) 297-0720, or your broker to make sure that your vote AGAINST the transaction on the BLUE card has been recorded. Please discard any WHITE card you receive from OncoSec as returning it will cancel any vote you have made on the BLUE card.”

The full text of the letter is set forth below and can also be found at www.VoteNoOncoSec.com, along with other related materials.

January 15, 2020

Dear Fellow OncoSec Stockholders:

With OncoSec’s Special Meeting fast approaching, Alpha has delivered a binding term sheet1 to the Company, detailing the terms of an offer that we believe is superior to the China Grand Takeover and in the best interests of stockholders.

Alpha’s Offer

$39.3 Million Alpha’s total additional investment in OncoSec

$9.3 Million All-cash tender offer to purchase 35% of OncoSec stock directly from current stockholders @ $2.50/share
+
$30.0 Million Purchase of newly issued OncoSec common stock in two tranches over the next year2

What OncoSec Needs to Do

The terms of Alpha’s offer have no financing contingency but would require (among other conditions set forth in the binding term sheet):

●	The termination of two Stock Purchase Agreements, dated October 10, 2019, between OncoSec and China Grand and OncoSec and Sirtex Medical US Holdings, Inc., an affiliate of China Grand;

●	The termination of the License Agreement, dated October 10, 2019, between OncoSec and China Grand;

●	The termination of the Services Agreement, dated October 10, 2019, between OncoSec and Sirtex Medical US Holdings, Inc.;

●	The termination of all severance or “golden parachute” payments to current members of management as a result of Alpha’s proposed transaction; and

●	The resignation of Dan O’Connor, Avtar Dhillon and Punit Dhillon from all positions held at OncoSec.

In the final days of voting leading up to the meeting, we want to answer some questions you may have about our superior offer, and provide more information detailing why this is the best option for the Company, and for you in protecting your investment in OncoSec.

Q1: Why is Alpha’s offer superior to the China Grand Takeover Proposal?

A: Three reasons. First, it provides more total value to OncoSec stockholders, $39.3 million compared with $30 million in the China Grand Takeover. Second, it provides stockholders with the option to receive a cash premium through a tender offer at $2.50 per share for up to 35% of OncoSec shares. The China Grand Takeover would provide no cash to stockholders whatsoever. Third, Alpha is not requiring any of the onerous provisions of the China Grand Takeover, which we believe will limit the company’s future upside.

Q2: Will stockholders receive cash if they tender their shares into the offer?

A: Yes. Alpha would buy up to 35% of OncoSec’s outstanding shares at $2.50 per share in cash. If more than 35% of outstanding shares are tendered, Alpha would purchase shares pro-rata, meaning all stockholders would be treated equally and at least 35% of their shares would be purchased if that is what they have requested.

Q3: Can stockholders tender their shares to Alpha if OncoSec does not agree to Alpha’s binding term sheet?

A: No. This offer requires OncoSec to agree.

Q4: How much of OncoSec stock would Alpha hold if the tender offer is successful?

A: If the offer is fully subscribed, Alpha would have just over 50% of OncoSec shares.

Q5: How many seats would Alpha have on OncoSec’s Board?

A: Four of seven seats, which we believe is appropriate if Alpha holds a majority of shares.

Q6: Why does Alpha’s offer require the resignations of Dan O’Connor, Avtar Dhillon and Punit Dhillon from all positions at the company?

A: We believe it is time for new leadership at the company. Dan O’Connor, Avtar Dhillon and Punit Dhillon never should have put OncoSec in a position where it has to consider a transaction like the China Grand Takeover seriously and we will work expeditiously to find new management that can lead the company and build the most value for stockholders.

Q7: What will happen if OncoSec does not accept the terms of Alpha’s offer by January 16?

A: Alpha will not hold this offer open indefinitely. OncoSec has a duty to work to achieve a superior result, and Alpha needs to see that OncoSec wants to do the right thing by its stockholders.

Q8: What are Alpha’s plans for OncoSec’s future? How will you commercialize the products?

A: We believe in the Company and its prospects, and that with additional financing in place we will be able to see our products move forward in the pipeline to the point where there will be very attractive opportunities, either to gain additional financing to bring them to market, form strategic alliances or licensing arrangements, or consider a strategic transaction.

Please visit www.VoteNoOncoSec.com for more information about Alpha’s alternative financing proposal and its opposition to the China Grand Takeover of OncoSec. Now is the time to send a message to OncoSec by voting AGAINST the China Grand Takeover on the BLUE proxy card.

If you support Alpha’s efforts to block the China Grand Takeover, it is very important that you vote AGAINST the transaction on the BLUE proxy card.

Remember: Please simply discard any WHITE proxy card you may receive from OncoSec. Any vote on OncoSec’s WHITE proxy card (even a vote in protest) will revoke any earlier proxy card that you have submitted to Alpha. Furthermore, any vote on OncoSec’s WHITE proxy card, even a vote “AGAINST” MAY ACTUALLY HELP the China Grand Takeover of OncoSec.

IT IS IMPORTANT THAT YOU VOTE “AGAINST” ONLY ON THE BLUE PROXY CARD AND NOT THE WHITE PROXY CARD. If you have mistakenly voted on the WHITE proxy card or require assistance in voting your BLUE proxy card, please contact Okapi Partners at the phone numbers or email address listed below.

YOUR VOTE IS IMPORTANT! VOTE “AGAINST” THE PROPOSED ONCOSEC TRANSACTION ON THE BLUE PROXY CARD TODAY

OKAPI
PARTNERS
+ 1 (212) 297-0720 (Main)
+ 1 (888) 785-6617 (Toll-Free)
Email: info@okapipartners.com

Sincerely,

Alpha Holdings

About Alpha Holdings, Inc.

Alpha Holdings, Inc. is a top-ranked Korean company engaged in the design-development service and manufacturing of system semiconductors, biotechnologies and thermal compound materials. The company, formerly known as Alpha Chips Corp., is headquartered in Seongnam, South Korea and was founded in 2002. Alpha is listed on the KOSDAQ Market.

Forward-Looking Statements

All statements contained in this press release that are not clearly historical in nature or that necessarily depend on future events are “forward-looking statements,” which are not guarantees of future performance or results, and the words “anticipate,” “believe,” “expect,” “potential,” “could,” “opportunity,” “estimate,” “plan,” and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained in this press release that are not historical facts are based on current expectations, speak only as of the date of this press release and involve risks that may cause the actual results to be materially different. In light of the significant uncertainties inherent in the forward-looking statements, the inclusion of such information should not be regarded as a representation as to future results. Alpha Holdings disclaims any obligation to update the information herein and reserves the right to change any of its opinions expressed herein at any time as it deems appropriate. Alpha Holdings has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties.

Any future acquisition by Alpha of securities of OncoSec would be subject to customary closing conditions including: the completion of satisfactory due diligence, the entry into mutually agreeable definitive agreements, the absence of any material adverse changes in OncoSec’s business and other conditions that Alpha deems reasonable under the circumstances. This communication is an indication of Alpha’s interest to acquire securities of OncoSec, however, indications of interest are not binding agreements or commitments to purchase. Alpha may elect to purchase more, fewer or no securities in OncoSec and OncoSec may not agree to enter into any securities transaction with Alpha.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

THIS COMMUNICATION IS BEING MADE IN CONNECTION WITH A SOLICITATION OF PROXIES BY ALPHA HOLDINGS, INC. IN RESPECT OF THE PROPOSED TRANSACTION BETWEEN ONCOSEC MEDICAL INCORPORATED (“ONCOSEC”) AND DECADE DEVELOPMENTS LIMITED, A DIRECT, WHOLLY-OWNED SUBSIDIARY OF CHINA GRAND PHARMACEUTICAL AND HEALTHCARE HOLDINGS LIMITED (“CGP”), AND SIRTEX MEDICAL US HOLDINGS, INC. ONCOSEC HAS SCHEDULED A SPECIAL MEETING OF STOCKHOLDERS (THE “SPECIAL MEETING”) IN CONNECTION WITH THE PROPOSED TRANSACTION. ALPHA HOLDINGS, INC. HAS FILED A DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) IN CONNECTION WITH THE SOLICITATION OF PROXIES FOR THE SPECIAL MEETING. STOCKHOLDERS OF ONCOSEC ARE ADVISED TO READ ALPHA HOLDING’S DEFINITIVE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER DOCUMENTS FILED WITH SEC BY ALPHA WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. THE DEFINITIVE PROXY STATEMENT AND FORM OF “BLUE” PROXY CARD ARE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV.

THE PROPOSED TENDER OFFER FOR THE OUTSTANDING COMMON STOCK HAS NOT YET COMMENCED. THIS COMMUNICATION IS NOT AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL THE COMPANY’S COMMON STOCK. THE SOLICITATION AND THE OFFER TO PURCHASE THE COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS FILED WITH THE SEC. AT THE TIME A TENDER OFFER IS COMMENCED, ALPHA WILL FILE A TENDER OFFER STATEMENT ON SCHEDULE TO WITH THE SEC, AND THE COMPANY WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WITH RESPECT TO THE TENDER OFFER. THE COMPANY’S STOCKHOLDERS ARE ADVISED TO READ ANY SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND ANY SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. INVESTORS AND STOCKHOLDERS MAY OBTAIN FREE COPIES OF THE SCHEDULE TO AND SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER DOCUMENTS FILED BY THE PARTIES (WHEN AVAILABLE), AT THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV.

[1]	The binding term sheet has been filed with the SEC and is available at: https://votenooncosec.com/wp-content/uploads/2020/01/Binding-Term-Sheet-Letter_Signed.pdf
[2]	The first tranche of $10 million would be at a purchase price of $2.50 per share and would be completed no later than six months after Alpha and OncoSec enter into a definitive agreement. The second tranche of $12.5 million would be purchased at a premium of 25% of the volume weighted average price of OncoSec common stock for the 30 days prior to the date of Alpha exercising the tranche and would be completed no later than one year after Alpha and OncoSec enter into a definitive agreement.

Contacts

Investors
Bruce Goldfarb / Chuck Garske
Okapi Partners
+ 1 (212) 297-0720

Media
Renée Soto / Hugh Burns / Nicholas Leasure
Reevemark
+ 1 (212) 433-4600

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